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                                                                     EXHIBIT 4.4




                       SUMMARY OF EMPLOYMENT ARRANGEMENTS

                        BETWEEN BAYER AKTIENGESELLSCHAFT

                                AND DR. UDO OELS






Term: Dr. Oels joined the Board of Management in 1996 and his current term will expire on January 31, 2006.


Compensation: The aggregate remuneration of Dr. Oels for 2002 is comprised of the following elements:

Fixed salary: EUR 414.079. Dr. Oels also received remuneration in kind totaling EUR 25.082 and consisting mainly of amounts such as the value assigned to the use of a company car for taxation purposes.

Variable bonus: EUR 480.498 (determined by reference to the dividend distributed by the Company)

Stock option rights: Dr. Oels received a total of 119 option rights, for a maximum total of 11,900 shares on the basis of his own investments. The options had no intrinsic value at the closing date.

Retirement: The Company will pay Dr. Oels a monthly pension equal to 80 percent of the last monthly base salary received while in service. These amounts are in addition to any amounts received as a result of his participation in Bayer's Employee Pension Plan. (See Item 6). He will be entitled to receive the pension upon completion of 30 years of services with the Bayer group or 8 years of membership in the Executive Board of the Company.